MERRILL LYNCH INVESTMENT MANAGERS, L.P.



                                       October 10, 2003




Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:   Delaying Amendment to Registration Statement
                    on Form N-14 of Merrill Lynch Fundamental Growth Fund, Inc. (File Nos. 811-6669 and 333-109472)
                    -----------------------------------------------------------

Dear Sir or Madam:

         The purpose of this filing is to request a delaying amendment for the Registration Statement on Form N-14 (the "Registration Statement") filed by Merrill Lynch Fundamental Growth Fund, Inc. (the "Registrant") on October 3, 2003.

         Pursuant to Rule 473 under the Securities Act of 1933, the Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

         Please call Ellen W. Harris (212-839-5583) or George Hoyt (212-839-5913) of Sidley Austin Brown & Wood LLP with any questions or comments.

                                            Very truly yours,

                                            /s/ Donald C. Burke

                                            Donald C. Burke
                                            Vice President and Treasurer